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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2024__ AND ENDING __09/30/2025__

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: nabSecurities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

277 Park Avenue, 19th Floor
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Taiano	(212) 916-9627	Rick.Taiano@nabny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10-20-2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Richard Taiano _____, swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of nabSecurities, LLC, as of 9/30__, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Anita Steele
Notary Public, State of New York
No. 01ST6203858
Qualified in Westchester County
Commission Expires September 19, 2029

_____
Notary Public

Title: PRESIDENT & CEO
_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*__

STATEMENT OF FINANCIAL CONDITION

nabSecurities, LLC

As of September 30, 2025

with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

As of September 30, 2025

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition... 2
Notes to Statement of Financial Condition 3



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of nabSecurities, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30,2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

November 24, 2025

nabSecurities, LLC

Statement of Financial Condition

As of September 30, 2025

Assets

Cash and cash equivalents	$ 93,933,346
Due from clearing broker	1,990,978
Accounts receivable	2,576,939
Total assets	$ 98,501,263

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$ 870,101
Due to affiliates	2,065,222
Total liabilities	$ 2,935,323

Member's equity:

Member's contribution	7,375,000
Retained earnings	88,190,940
Total member's equity	95,565,940
Total liabilities and member's equity	$ 98,501,263

See accompanying notes to statement of financial condition.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2025

1. Organization

nabSecurities, LLC (the "Company") is a wholly owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and underwriting related activities and generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, underwriting activities, and the structuring of infrastructure and asset finance loans.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities or cash accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through BofA Securities, Inc. (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate and later adjusted for final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and contain external market factors in addition to portfolio management historical experience.

Amounts are presented in U.S. dollars which is the Company's functional and presentation currency.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities including Money Market Funds with original maturities of ninety days or less. The Company deposits cash and cash equivalents with two financial institutions.

Due from Clearing Broker

Due from clearing broker balances comprised of cash placed on deposit with the clearing broker.

Income Taxes

The Company is a single-member limited liability company, wholly owned by the Parent. It is treated as a disregarded entity for U.S federal, state and local income tax purposes and is not directly subject to any U.S federal, state, and local income taxes. As a result of its adoption of ASU 2019-12 as of September 30, 2020, the Company does not provide for its share of U.S federal, state, and local income taxes in its separate financial statements. All income taxes related to the Company are recorded at the Parent.

3. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including trade execution services, underwriting activities, and the structuring of infrastructure and asset finance loans. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies

Notes to Statement of Financial Condition (continued)

4. Dividends Paid

On December 4, 2024 and May 20, 2025 the Board of Directors of the Company approved dividend payments in the amounts of $12,000,000 and $17,800,000 respectively to be made to National Australia Bank Limited, the Sole Member of the Company. The dividends were paid on December 18, 2024, and May 29, 2025 respectively.

5. Related Party Transactions

The Company's expenses are settled through the New York Branch of the Parent.

Due to affiliates $2,065,222 as of September 30, 2025, represents a payable for operating expenses paid on behalf of the Company by the New York Branch of the Parent.

The New York Branch provides a number of services, related to Technology, Operations, Occupancy, Human Resources, Finance, and carries the payroll costs of certain staff wholly or partially working for the Company.

All personnel working for the Company are employed by the Parent, which is responsible for their compensation, benefits and pension. The Parent charges the Company the cost of those personnel, and all compensation and benefits are paid by the Parent.

6. Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by the Parent. The Parent's federal returns are subject to examination by the respective tax authorities for years ended September 30, 2022 through the current year. The Parent's New York state returns are subject to examination by the respective tax authorities for years ended September 30, 2021 through the current year and New York City tax returns for years ended September 30, 2021 through the current year.

After adoption of ASU 2019-12 as of September 30, 2020, the Company, which is a single-member LLC disregarded from its owner, is no longer obligated to be allocated current and deferred tax expense in its stand-alone financial statements and instead they are recorded at its Parent.

Notes to Statement of Financial Condition (continued)

7. Commitments and Contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral.

However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed $1,990,978 on deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition).

In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

From time to time, the Company becomes involved in litigation arising in the normal course of business. As of September 30, 2025, management is not aware of any pending or threatened litigation that is expected to have a material adverse effect on the Company's Financial Condition.

8. Risks

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business, the Company is exposed to general and specific market risks related to its brokerage business and some non-trading activities.

The Company has a risk management team which reviews the Company's overall risk profile and independently monitors any developments or changes in Risk Profile according to any established limits.

Market Risk also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

As a registered broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described.

Notes to Statement of Financial Condition (continued)

8. Risks (continued)

Off-Balance Sheet Risk

As of September 30, 2025, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of September 30, 2025, the Company had net capital of $91,389,001 which exceeded the regulatory requirement by $91,139,001.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2025, the Company was in compliance with all such requirements.

10. Subsequent Events

The Company's Board of Directors met on November 21, 2025 and approved a $10 million dividend to be paid to the Parent on December 4, 2025. The Company has evaluated subsequent events through November 24, 2025, the date the audited statement of financial condition was available to be issued and has determined that there were no other subsequent events requiring disclosure.